July 18, 2007	William M. Mower Direct Phone: (612) 672-8358 Direct Fax: (612) 642-8358 Bill.Mower@maslon.com

Via Federal Express

Kevin L. Vaughn
Branch Chief
Securities and Exchange Commission
100 F Street, Mail Stop 6010
Washington, DC 20549

Re:	Amendment No. 1 to Form SB-2
File No. 333-142432
Amendment filed June 21, 2007 Form 10-QSB filed May 14, 2007 File No. 0-51622

Dear Mr. Vaughn:

This letter constitutes Velcera, Inc.’s (“Velcera” or the “Company”) response to the comment letter from the Securities and Exchange Commission dated July 12, 2007 (the “Comment Letter”) with respect to the Company’s filings with the Commission listed above. The following responses are numbered to correspond with the Comment Letter.

Amendment 1 to Form SB-2 filed June 21, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

1.	Please revise this section to also discuss your results of operations for your last two fiscal years. Refer to Item 303(b) of Regulation S-B.

RESPONSE:

The Company will amend the SB-2/A filed on June 21, 2007 to include the following two paragraphs:

Years Ended December 31, 2006 and 2005

General and administrative expenses: For the year ended December 31, 2006, general and administrative expense was $2,548,685 compared to $1,482,616 for the year ended December 31, 2005, representing an increase of $1,066,069. This increase is mainly attributable to the following: (1) a $600,000 non-cash charge to officer salaries pertaining to a restricted stock grant to certain executives, (2) an increase of approximately $158,000 in legal fees expense in connection with general corporate matters including potential equity transactions, (3) an increase of approximately $41,000 in accounting fees pertaining to prior period audit performed during 2006, and (4) an increase of approximately $88,000 in compensation expense pertaining to non-cash charges related to employee stock option grants.

Kevin L. Vaughn
July 18, 2007

Research and development expenses: For the year ended December 31, 2006, research and development expense was $1,038,830 compared to $1,082,525 for the year ended December 31, 2005, representing a decrease of $43,695. Research and development expense primarily consists of development costs and patent legal fees associated with the PromistTM technology. During 2006, there was a decrease in certain formulation expenses which was mostly offset by increased expenditures pertaining to the advancement of the VEL-502 and VEL-504 compounds.

Please note that the numbers above will be adjusted in the final SB-2/A to conform to the changes to the financials noted in Item 3 below.

Financial Statements, page F-1

Note 1 - Business, Basis of Presentation and Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-9

2.	Please refer to prior comment 3. Please revise the filing to address the following:

•	You state that your contracts include multiple deliverables. Revise this note to describe the various deliverables in your contracts. Identify the deliverables that you consider “undelivered.”
•
We note that you reference SAB 101, SAB 104 and EITF 00-21. However, you state that your arrangements may involve license, development and manufacturing components. Tell us how you have considered the guidance in SOP 81-1 in your revenue recognition policy.

•
Revise this note to clearly disclose how you recognize the revenues from these arrangements. For example, it is not clear if you recognize the contract revenues ratably over the contract period, or based on a percentage of completion basis over the contract period.

RESPONSE:

The Company will revise its revenue recognition policy as follows to address the comments raised above. The Company recognizes revenue under SAB 101, SAB 104 and EITF 00-21. Our contracts do not fall under the scope of SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts” and therefore in the event that we cannot objectively calculate the fair value of undelivered elements under EITF 00-21 or there are no multiple deliverables, we recognize revenue ratably over the term of the contract. During the periods ended December 31, 2006 and March 31, 2007, we did not have what would be considered undelivered elements under EITF 00-21 and therefore we recognized revenue ratably over the contract term. We have revised the footnote to state that more clearly. Please see the redline below.

Kevin L. Vaughn
July 18, 2007

Revenue Recognition:

While we have not generated significant revenues and are considered to be in the development stage, we have entered into licenses and other arrangements. These arrangements are often complex as they may involve license, development and manufacturing components. Licensing revenue recognition requires significant management judgment to evaluate the effective terms of agreements, the Company’s performance commitments and determination of fair value of the various deliverables under the arrangement. SEC Staff Accounting Bulletin No. 101, or SAB 101, superseded in part by SAB 104, provides guidance on the recognition, presentation, and disclosure of revenue in financial statements. SAB 104 establishes the SEC’s view that it is not appropriate to recognize revenue until all of the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the seller’s price to the buyer is fixed or determinable; and collectibility is reasonably assured. SAB 104 also requires that both title and the risks and rewards of ownership be transferred to the buyer before revenue can be recognized. In addition, we will follow the provisions of Emerging Issues Task Force (“EITF”) issue EITF 00-21, Revenue Arrangements with Multiple Deliverables, which addresses certain aspects of revenue recognition for arrangements ~~that~~ we expect to have in future periods that will include multiple revenue-generating activities. EITF 00-21 addresses when and, if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting. In some arrangements, the different revenue-generating activities (deliverables) are sufficiently separable, and there exists sufficient evidence of their fair values to separately account for some or all of the deliverables (that is, there are separate units of accounting). In other arrangements, some or all of the deliverables are not independently functional, or there is not sufficient evidence of their fair values to account for them separately. Our ability to establish objective evidence of fair value for the deliverable portions of the contracts may significantly impact the time period over which revenues will be recognized. For instance, if there is no objective fair value of undelivered elements of a contract, then we may be required to treat a multi-deliverable contract as one unit of accounting, resulting in all revenue being deferred and recognized ratably over the entire contract period. EITF 00-21 does not change otherwise applicable revenue recognition criteria. In arrangements where the deliverables cannot be separated, revenue related to up-front, time-based and performance-based payments ~~is being~~ will be recognized ratably over the entire contract performance period. For major licensing contracts, this ~~results~~ will result in the deferral of significant revenue amounts where non-refundable cash payments have been received, but the revenue ~~is~~ will not immediately be recognized due to the long-term nature of the respective agreements. Subsequent factors affecting the initial estimate of the effective terms of agreements could either increase or decrease the period over which the deferred revenue is recognized.

Due to the requirement to defer significant amounts of revenue and the extended period over which the revenue will be recognized, along with the requirement to amortize the prepaid license discount and certain deferred development costs over an extended period of time, revenue recognized and cost of sales may be materially different from cash flows.

Kevin L. Vaughn
July 18, 2007

On an overall basis, our reported revenues ~~can~~ could differ significantly from future billings and/or accrued billings based on terms in agreements with customers.

For the year ended December 31, 2006 and the three months ended March 31, 2007 and 2006, our revenue generating contracts did not include multiple deliverables and therefore all revenue was being recognized ratably over the contract periods.

Stock-based compensation, page F-10

3.
Please refer to prior comment 4. We note from your response that you concluded that your stock based compensation errors were not material to your financial statements for the year ended December 31, 2006 or the quarter ended March 31, 2007. However, it is not clear that you have conducted a comprehensive quantitative analysis of the errors. Please address the following:

•
Tell us how you considered the quantitative impact of the error on the statement of operations for the year ended December 31, 2006. In this regard, we note that the error represents 8.9% of your net loss and $.05 per share for the year ended December 31, 2006.

•	Tell us how you plan to correct the error and provide us with a complete quantitative materiality assessment for the period in which you plan to correct the error.
•	In the event that you determine the error is material, please note the guidance in Item 4.02 of Form 8-K.

RESPONSE:

The Company is providing the following quantitative analysis for the year ended December 31, 2006 with respect to the stock-based compensation misstatements and the misstatement related to the expense cut-off analysis:

Kevin L. Vaughn
July 18, 2007

Velcera, Inc. Summary of Uncorrected Misstatements December 31, 2006							Evaluation Method Current year losses
	Account Description	Assets	Liabilities	CS and APIC (1)	Accum. Deficit (2)	Total Equity	Rollover	Iron Curtain

1	Accounts payable		22,000
	R&D expenses				(22,000)	(22,000)	(22,000)	(22,000)
	To adjust A/P and R&D expense for expense cutoff analysis

2	APIC			40,000	(40,000)	-
	Stock compensation expense						(40,000)	(40,000)
	To adjust for overstatement of restricted stock value

3	APIC			293,000	(293,000)	-
	Stock Compensation expense						(293,000)	(293,000)
	To adjust overstatement of compensation expense in calculation of option modification
	Total misstatements	$-	$22,000	$333,000	$(355,000)	$(22,000)	$(355,000)	$(355,000)
	Financial statement classification	$419,000	$(955,000)	$(7,762,000)	$8,298,000	$536,000	$(3,280,000)	$(3,280,000)
	Effect of passed adjustments on classifications	0%	-2%	-4%	4%	4%	11%	11%
	Financial classification with passed adjustments	$419,000	$(933,000)	$(7,429,000)	$7,943,000	$514,000	$(2,925,000)	$(2,925,000)
	Per share basis financial statements						$(0.55)	$(0.55)
	Per share effect of passed adjustments						$(0.06)	$(0.06)
	(1) Common stock and additional paid-in capital
	(2) Accumulated deficit

In the aggregate quantitative analysis, the impact on the Company’s current year loss was $355,000 or 11% of the total loss of approximately $3.3 million or $(0.06) per basic and diluted share. In the event the items related to stock based compensation had been recorded the overall net loss would have been reduced by $333,000 from $3.3 million to approximately $2.9 million. With respect to the stock based compensation item, the Company noted the overall impact to stockholders’ equity was zero. In evaluating the other financial statements, the Company noted the net cash used by operations was not materially impacted.

Kevin L. Vaughn
July 18, 2007

It should be noted that the impact was the same utilizing both the rollover and iron curtain evaluation methods.

The Company is providing the following quantitative analysis as of and for the three months ended March 31, 2007 with respect to the stock-based compensation misstatements and the misstatement related to the expense cut-off analysis:

Velcera, Inc. Summary of Uncorrected Misstatements March 31, 2007							Evaluation Method Current year losses
	Account Description	Assets	Liabilities	CS and APIC(1)	Accum. Deficit(2)	Total Equity	Rollover	Iron Curtain

1	Accounts payable		(22,000)		22,000	22, 000
	R&D expenses						22,000	22,000
	To adjust A/P and R&D expense for expense cutoff analysis

2	APIC			40,000	(40,000)	-
	Stock compensation expense						(40,000)	(40,000)
	To adjust for overstatement of compensation expense in calculation of option modification

3	Effect of prior year adjustments				22,000	22,000	22,000

	Total misstatements	$-	$(22,000)	$40,000	$4,000	$44,000	$4,000	$(18,000)
	Financial statement classification	$8,448,000	$(795,000)	$(17,039,000)	$9,386,000	$(7,653,000)	$(1,089,000)	$(1,089,000)
	Effect of passed adjustments on classifications	0%	3%	0%	0%	0%	0%	2%
	Financial classification with passed adjustments	$8,448,000	$(817,000)	$(16,999,000)	$9,390,000	$(7,609,000)	$(1,093,000)	$(1,071,000)
	Per share basis financial statements						$(0.13)	$(0.13)
	Per share effect of passed adjustments						$0.00	$(0.00)
	(1) Common stock and additional paid-in capital
	(2) Accumulated deficit

In the aggregate quantitative analysis, the impact on the loss of the uncorrected misstatements was $4,000 or 0% using the rollover method and $(18,000) or 1% using the iron curtain method, respectively. There was no impact on the loss per basic and diluted share calculation using either method.

Kevin L. Vaughn
July 18, 2007

When evaluating the errors, both quantitatively and qualitatively, the Company and its auditors agreed that the above amounts were deemed immaterial under Staff Accounting Bulletin (SAB) No. 99. However, the Company proposes that it amend its SB-2/A filed on June 21, 2007 to restate the 2006 numbers to adjust for the unrecorded misstatements in December 31, 2006 relating to the stock-based compensation under the provisions of SAB 108. Per Item number 5 below, the Company will also amend the 2007 first quarter 10-QSB to restate the opening balances of equity. The Company would not amend its previously filed Form 8-K dated March 5, 2007. The Company believes this resolution is in the best interests of the current and future stockholders of the Company because it will provide correct information on a cost beneficial basis to its investors. With respect to the proposal the Company notes the following:

•	The nature of the transaction, which is essentially compensation expense and additional paid-in-capital, does not result in material corrections in future periods.

•	No shares were ever traded under the misstated numbers.

•	The second quarter 2006 numbers, the quarter in which the transaction at issue occurred, have never been filed with the Commission.

•	This will allow for the correct numbers to be in the final SB-2/A.

Note 3 - License Agreement, page F-11

4.
Please refer to prior comment 5. We note from your revised disclosures that you may be obligated to pay a licensing fee upon obtaining financing in excess of a predetermined amount. Please revise this note to disclose the amount of the potential licensing fee and the predetermined financing amount that would trigger this fee.

RESPONSE:

The Company agrees to disclose the amount of the licensing fee and notes the predetermined amount is $10 million. The Company believes the disclosure of the predetermined amount would significantly impact the Company’s ability to raise capital and would put the Company at a significant disadvantage to its competitors in this regard. Both of these amounts have been redacted when the agreement was filed as an exhibit to Form SB-2 on April 27, 2007. The Company will amend the SB-2/A filed on June 21, 2007 to make the following changes to the above referenced footnote:

Note 3 - License agreement:

In June 2004, the Company entered into a license agreement (the “License Agreement”) to acquire the rights to an exclusive, world-wide, royalty-bearing sublicense to develop and commercialize a technology intended to deliver therapeutic compounds to animals through a metered dose oral spray (the “Buccal Sprays Technology”).

Kevin L. Vaughn
July 18, 2007

$1,500,000 was expended under the License Agreement and charged to research and development expense during the year ended December 31, 2004. Pursuant to the License Agreement, the Company agreed to issue 529,500 shares of common stock. In connection therewith, $529 was charged to research and development expense during the year ended December 31, 2004 for the estimated fair value of the shares. Based on the occurrence of certain events, as defined in the License Agreement, future milestone payments are to be paid upon a Velcera application being accepted for review by the United States and European Union regulatory authorities and when those applications are approved by the US & the EU regulatory authorities. These potential milestone payments would total $8,180,000 for the first five such Velcera products. In addition the Licensing Agreement calls for the payment of a $250,000 licensing fee upon ~~a~~ completion of the Company’s first financing in excess of a predetermined amount.

There are no minimum royalties required under the License Agreement. However, the Company is obligated to make royalty payments based on Company net sales, as defined, of Velcera products based upon the licensed technology and on royalties, milestones and license fees earned by the Company from the sub-licensing of the licensed technology. During 2005, the Company paid $50,000, in accordance with the License Agreement, for certain milestones that were reached. As of December 31, 2006, no additional milestone amounts were payable.

Amendment No. 1 to Form 10-QSB as of March 31, 2007

5.
We do not see where you have filed this amendment. Please file this amendment on EDGAR, or tell us why you have not filed it. In this regard, please ensure that the reversion filed on EDGAR includes conforming signatures in Exhibits 31.1, 31.2 and 32.1.

RESPONSE:

The Company plans to file an amendment to its Form 10-QSB for the quarter ended March 31, 2007 following completion of the Commission’s review of the Company’s proposed revisions to that report.

Item 3. Controls and Procedures, page 19

Kevin L. Vaughn
July 18, 2007

6.	We note your disclosures here regarding your controls and procedures. Please address the following:

•
We note that the evaluation was carried out under the supervision of your chief executive officer and your treasurer. Please revise to clearly state, if true, that your treasurer was your principal financial officer at the time of the evaluation.

•
We note that you first state that your chief executive officer and treasurer concluded that your disclosure controls and procedures as of that date were effective. However, you separately state that your chief executive officer and treasurer believe that your current disclosure controls and procedures are adequate to ensure that information required to be disclosed in the reports you file under the Securities Exchange Act is recorded, processed, summarized and reported on an accurate and timely basis. Please revise to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your principal financial officer. In this regard, please remove the language appearing after the word “effective.”

•
Tell us how you have considered the errors identified in connection with our prior comment 4 from our letter dated May 24, 2007. Discuss whether your chief executive officer and principal financial officer continue to believe that your controls and procedures were effective as of March 31, 2007.

RESPONSE:

With respect to the first bullet, the Company’s treasurer was its principal financial officer at the time of the evaluation. The Company will revise the paragraph to clearly state that.

With respect to the second bullet the Company will remove the language appearing after the word “effective.”

With respect to the third bullet, the Company and its auditors believe that the unrecorded misstatement identified by the Company in its reply to the Commission’s comment letter dated May 24, 2007 was immaterial. However, the Company has proposed a restatement under the provisions of SAB 108 as discussed in Item 3 above. The Company believes that the errors in the misapplication of the provisions of Statement of Financial Accounting Standards No. 123(R) were a result of errors in judgment. Due to the esoteric nature of the application of paragraph 51 of SFAS 123(R), the error was not detected by the Company. With respect to the accounting for the modifications of stock-based awards, the chief executive officer and the principal financial officer of the Company at that time, who is now acting as a consultant to the Company, believe this was a material weakness and now believe that the Company’s controls and procedures were not effective as of March 31, 2007.

The Company will include the requisite information when it files its Form 10-QSB/A for the first quarter of 2007 discussed in Item 5 above.

The Company notes as of May 14, 2007, it has retained the services of a full-time chief financial officer with experience in these matters.

Kevin L. Vaughn
July 18, 2007

Form 10-QSB for the fiscal quarter ended March 31, 2007

Journal entry to record the recapitalization

Pursuant to our conversation on July 17, 2007, the Company believes the assumed liabilities in excess of cash received in the acquisition of Denali and recapitalization Velcera, Inc. are considered “Transaction Costs” under Appendix B: Reverse Acquisitions of the interpretations in the SEC’s “Staff Training Manual.” The Company believes these costs, similar in nature to legal, accounting, investment banking fees, are the cost the Company incurred in obtaining a public shell for which it could complete its recapitalization. In addition, the Company notes these fees are, in fact, negotiable with the shareholders of these public shells and therefore should be treated as a cost of the transaction and not as negative equity. Specifically, with respect to Denali this was a negotiated price. If the liabilities had in fact been zero, the Company still would have paid $125,000 for the right to utilize the public shell.

Appendix B makes a clear distinction between a merger of two operating companies whereby the transaction fees will be part of the purchase consideration that is allocated to the net assets of the acquired business, charged directly to equity as a reduction in fair value of the value assigned to shares issued and the treatment of transaction fees in a reverse acquisition. In a reverse acquisition transaction fees viewed as equity are limited to the amount of cash on hand. In the spirit of the guidance, the Company believes, this transaction being a “reverse merger” or in reality a recapitalization and not a merger, these liabilities assumed in substance are transaction costs in excess of the cash received and should be recorded in the statement of operations in the period of the recapitalization.

* * * *

Please feel free to contact me at (612) 672-8358 should you have any further questions.

Sincerely, /s/ William M. Mower William M. Mower

cc:	Dennis F. Steadman
Matthew C. Hill